

SEC PRESENTATION

SEPTEMBER 2024

ALTA EQUIPMENT GROUP

SEC PRESENTATION

Alta Equipment Group Overview



ALTA EQUIPMENT GROUP

	Material Handling	Construction	E-mobility	Distribution
MARKET BRANDING	ALTA MATERIAL HANDLING; YIT AN ALTA COMPANY; PEAKLOGIX	ALTA EQUIPMENT COMPANY; MIDWEST MINE SERVICES; GINOP SALES Inc.; AULT	ALTA eMOBILITY	ECOVERSE
SELECT OEM/SUPPLIER RELATIONSHIPS	HYSTER; MOTREC; Yale People. Products. Productivity.; COMBiLIFT; Bendi; LANDOLL; Nilfisk; SELLICK; VECNA robotics	VOLVO; Kubota; TAKEUCHI; CASE CONSTRUCTION; JCB; McCloskey INTERNATIONAL; ROADTEC; YANMAR; SENNEBOGEN; asv; LeeBoy; NEW HOLLAND CONSTRUCTION; GEHL	NIKOLA; HYLA; HARBINGER; chargepoint; ONEH2	BACKHUS; Doppstadt; BACKERS; CK; ECO SIFT; ECOSTACK; TIGER DEPACK
SELECT PRODUCT OFFERING				
SELECT END MARKET COVERAGE	▪ Food and Beverage ▪ Manufacturing ▪ Distribution and logistics ▪ Medical supply / pharma ▪ Government Support ▪ Paper production and distribution ▪ Iron and Steel Mills Manufacturing	▪ Highway, Street, and Bridge Construction ▪ Scrap and Steel Processing ▪ Aggregate and Mining ▪ Commercial Construction ▪ Power Generation ▪ Landscaping / Snow Removal	▪ General Freight Trucking, Local ▪ General Freight Trucking, Long-Distance ▪ Specialized Hauling ▪ On-site Charger Installation	▪ Biofuel / Compost / Food Waste / Solid Waste ▪ Construction and Demolition ▪ Scrap Metal ▪ Land Clearing

Assessing Materiality: Focusing on the Reasonable Investor When Evaluating Errors
Paul Munter, Acting Chief Accountant
March 9, 2022

"…investors have a right to financial statements prepared in accordance with GAAP. When an error is identified, it is important for registrants, auditors, and audit committees to carefully assess whether the error is material by applying a well-reasoned, holistic, objective approach from a reasonable investor's perspective based on the total mix of information…Additionally, the objective analysis should consider all relevant facts and circumstances including both quantitative and qualitative factors."

"A materiality analysis is not a mechanical exercise, nor should it be based solely on a quantitative analysis. Rather, registrants, auditors, and audit committees need to thoroughly and objectively evaluate the total mix of information. Such an evaluation should take into consideration all relevant facts and circumstances surrounding the error, including both quantitative and qualitative factors, to determine whether an error is material to investors."

"…analysis of key non-GAAP measures, where applicable, should be performed in addition to, but not as a substitute for, the analysis of materiality to the financial statements."

The Statement of Cash Flows: Improving the Quality of Cash Flow Information Provided to Investors
Paul Munter, Chief Accountant
December 4, 2023

"We remind issuers, auditors, and others of the importance of performing an objective analysis from the perspective of a reasonable investor when evaluating the materiality of both the financial statement and ICFR impacts of an error in the statement of cash flows, including the significance of the statement of cash flows to the investor's complete understanding of the financial condition of the company."

"...issuers must supplement the statement of cash flows with disclosure of noncash investing and financing activities to facilitate an investor's understanding of how these activities affect recognized assets or liabilities even when there are no resulting cash receipts or payments during the period. We believe it is critical for issuers to focus on investor needs when determining how best to communicate relevant cash and noncash information."

The Reasonable Investor
(NYSE: ALTG Ownership as of June 30, 2024)



Investor Name	Reported Shares	Reported Value ($)	Shares Outstanding (%)	Reported Date	Investor Country
Ryan Greenawalt	5,611,750	$58,923,375	16.96%	May 24, 2024	United States
Mill Road Capital Management LLC	4,170,908	$43,794,534	12.60%	Aug 16, 2024	United States
Voss Capital LP	2,985,000	$31,342,500	9.02%	Jun 30, 2024	United States
Snowbird Capital LLC	2,056,495	$21,593,198	6.21%	May 24, 2024	United States
BlackRock Fund Advisors	1,758,861	$18,468,041	5.32%	Jun 30, 2024	United States
Greenhaven Road Investment Management LP	1,663,453	$17,466,257	5.03%	Jun 30, 2024	United States
The Vanguard Group, Inc.	1,369,954	$14,384,517	4.14%	Jun 30, 2024	United States
Nantahala Capital Management LLC	838,222	$8,801,331	2.53%	Jun 30, 2024	United States
CIBC Private Wealth Advisors, Inc.	784,246	$8,234,583	2.37%	Jun 30, 2024	United States
Punch & Associates Investment Management, Inc.	728,100	$7,645,050	2.20%	Jun 30, 2024	United States
Geode Capital Management LLC	564,137	$5,923,439	1.70%	Jun 30, 2024	United States
Dimensional Fund Advisors LP	502,755	$5,278,928	1.52%	Jun 30, 2024	United States
272 Capital LP	489,742	$5,142,291	1.48%	Jun 30, 2024	United States
SSgA Funds Management, Inc.	473,946	$4,976,433	1.43%	Jun 30, 2024	United States
Daniel Shribman	418,064	$4,389,672	1.26%	Jun 07, 2024	United States
Boothbay Fund Management LLC	356,489	$3,743,135	1.08%	Jun 30, 2024	United States
Foundry Partners LLC (Minnesota)	346,170	$3,634,785	1.05%	Jun 30, 2024	United States
Register Financial Advisors LLC	335,702	$3,524,871	1.01%	Jun 30, 2024	United States
Royce & Associates LP	275,119	$2,888,750	0.83%	Jun 30, 2024	United States
Contrarian Capital Management LLC	258,679	$2,716,130	0.78%	Jun 30, 2024	United States

- As of the latest available data, the top 20 reporting shareholders (including Insiders) held **25,987,792** shares, accounting for **78.53%** of total outstanding shares.



Shareholder Composition

3.83%

26.45%

69.71%

- Institutional Ownership
- Insiders
- Others

- **69.71%** of shares are held by institutions, **26.45%** by insiders, and **3.83%** by *others.

Alta Dealership Business Model

Alta Equipment Group 2023 Revenue Mix

$1,155 Billion of
Total Equipment Sales



Parts sales
$278.3
15%

Services revenue
$241.3
13%

Rent-to-sell rental revenue
$124.8
7%

New and used equipment sales
$1,025.9
55%

Rent-to-sell rental
equipment sales
$123.5
6%

Rent-to-rent rental revenue
$76.4
4%

Rent-to-rent rental equipment sales
$5.4
0%

Financial Comparisons – Income Statement



"Pure-play Rental"

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)

		Years Ended December 31,	
	2023	2022	2021
Revenues:			
Equipment rental	$ 2,870 $	2,552 $	1,910
Sales of rental equipment	346	125	113
Sales of new equipment, parts and supplies	38	36	31
Service and other revenue	28	27	19
Total revenues	3,282	2,740	2,073

Pure-Play Rental Company A

Rental Revenue as a percent of Total Revenue

2023	2022	2021
87.4%	93.1%	92.1%

"Pure-play Dealer"

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,	
	2023	2022	2021
		(Dollars and shares in millions, except per share amounts)	
Revenues:			
Retail new vehicles	$ 6,304.6 $	5,622.6 $	4,993.4
Fleet new vehicles	92.2	99.4	124.6
Total new vehicles	6,396.8	5,722.0	5,118.0
Used vehicles	5,213.6	5,515.4	4,933.6
Wholesale vehicles	318.8	484.9	367.2
Total vehicles	11,929.2	11,722.3	10,418.8
Parts, service and collision repair	1,759.5	1,599.7	1,340.4
Finance, insurance and other, net	683.7	679.1	637.2
Total revenues	14,372.4	14,001.1	12,396.4

Pure-Play Dealer Company B

Rental Revenue as a percent of Total Revenue

2023	2022	2021
0%	0%	0%

"Hybrid Dealer/Rental"

ALTA EQUIPMENT GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except share and per share amounts)

		Year Ended December 31,	
	2023	2022	2021
Revenues:			
New and used equipment sales	$ 1,025.9 $	817.2 $	568.8
Parts sales	278.3	234.8	178.5
Service revenues	241.3	206.6	165.5
Rental revenues	202.4	180.1	155.5
Rental equipment sales	128.9	133.1	144.5
Total revenues	1,876.8	1,571.8	1,212.8



Rental Revenue as a percent of Total Revenue

2023	2022	2021
10.8%	11.5%	12.8%

Financial Comparisons – Statement of Cash Flows



Pure-Play Dealer Company B

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
	2023	2022	2021
		(Dollars in millions)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 178.2	$ 88.5	$ 348.9
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization of property and equipment	124.2	113.9	93.8
Debt issuance cost amortization	6.5	5.2	3.3
Stock-based compensation expense	23.3	20.5	15.0
Deferred income taxes	(18.6)	(12.7)	12.3
Asset impairment charges	79.3	320.4	0.1
Gain on disposal of dealerships and property and equipment	(18.4)	(10.8)	(3.3)
Other	0.6	1.5	15.7
Changes in assets and liabilities that relate to operations:			
Receivables	(57.0)	(50.4)	0.5
Inventories	(375.2)	81.4	252.4
Other assets	4.0	(140.7)	55.7
Notes payable - floor plan - trade	37.2	25.1	(495.4)
Trade accounts payable and other liabilities	0.2	(35.8)	7.3
Total adjustments	(193.9)	317.6	(42.6)
Net cash provided by (used in) operating activities	(15.7)	406.1	306.3
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of businesses, net of cash acquired	(75.1)	(102.3)	(1,018.9)
Purchases of land, property and equipment	(203.6)	(227.1)	(298.2)
Proceeds from sales of property and equipment	7.8	29.7	13.1
Proceeds from sales of dealerships	52.2	—	6.6
Net cash used in investing activities	(218.7)	(299.7)	(1,297.4)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (repayments) borrowings on notes payable - floor plan - non-trade	334.9	(65.9)	439.6
Borrowings on revolving credit facilities	61.4	—	4.9
Repayments on revolving credit facilities	(61.4)	—	(4.9)
Proceeds from issuance of long-term debt	—	327.0	1,166.5
Debt issuance costs	(1.7)	(8.1)	(23.1)
Principal payments of long-term debt	(79.9)	(133.5)	(58.3)
Repurchase of debt securities	—	—	(262.9)
Reduction of finance lease liabilities	(14.3)	(8.4)	(37.7)
Purchases of treasury stock	(177.6)	(261.9)	(93.3)
Issuance of shares under stock compensation plans	12.7	8.7	7.7
Dividends paid	(40.0)	(34.5)	(18.3)
Net cash provided by (used in) financing activities	34.1	(176.6)	1,120.2
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(200.3)	(70.2)	129.1
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	229.2	299.4	170.3
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 28.9	$ 229.2	$ 299.4
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest, including amount capitalized	$ 172.2	$ 116.9	$ 57.4
Income taxes	$ 86.3	$ 126.3	$ 98.8

Pure-Play Rental Company A

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 347	$ 330	$ 224
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of rental equipment	643	536	420
Depreciation of property and equipment	71	64	56
Amortization of intangible assets	41	31	12
Amortization of deferred debt and financing obligations costs	4	4	4
Stock-based compensation charges	18	27	23
Provision for receivables allowance	65	52	28
Deferred taxes	89	83	53
Gain on sale of rental equipment	(94)	(36)	(19)
Other	1	5	5
Changes in assets and liabilities			
Receivables	(98)	(172)	(92)
Other assets	(22)	(15)	(10)
Accounts payable	7	(23)	23
Accrued liabilities and other long-term liabilities	14	31	16
Net cash provided by operating activities	1,086	917	743
Cash flows from investing activities:			
Rental equipment expenditures	(1,320)	(1,168)	(594)
Proceeds from disposal of rental equipment	325	121	107
Non-rental capital expenditures	(156)	(104)	(47)
Proceeds from disposal of property and equipment	15	7	5
Acquisitions, net of cash acquired	(430)	(515)	(431)
Other investing activities	(15)	(23)	—
Net cash used in investing activities	(1,581)	(1,682)	(960)

The accompanying notes are an integral part of these financial statements.

	Years Ended December 31,		
	2023	2022	2021
Cash flows from financing activities:			
Proceeds from revolving lines of credit and securitization	2,127	2,618	1,132
Repayments on revolving lines of credit and securitization	(1,387)	(1,616)	(880)
Principal payments under finance lease and financing obligations	(16)	(15)	(13)
Payment of debt financing costs	(1)	(8)	—
Dividends paid	(73)	(68)	(15)
Net settlement on vesting of equity awards	(25)	(15)	(9)
Proceeds from employee stock purchase plan	4	4	3
Proceeds from exercise of stock options	3	—	2
Repurchase of common stock	(120)	(115)	—
Net cash provided by financing activities	512	785	220
Effect of foreign exchange rate changes on cash and cash equivalents	—	(1)	(1)
Net change in cash and cash equivalents during the period	17	19	2
Cash and cash equivalents at beginning of period	54	35	33
Cash and cash equivalents at end of period	$ 71	$ 54	$ 35
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 221	$ 114	$ 83
Cash paid for income taxes, net	$ 30	$ 22	$ 23
Supplemental disclosures of non-cash investing activity:			
Purchases of rental equipment in accounts payable	$ —	$ 38	$ 129
Non-rental capital expenditures in accounts payable	$ —	$ 17	$ —
Supplemental disclosures of non-cash investing and financing activity:			
Equipment acquired through finance lease	$ 24	$ 24	$ 23



SEC PRESENTATION

Financial Comparisons – Statement of Cash Flows (cont.)

ALTA EQUIPMENT GROUP

Pure-Play Dealer
Company B

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

share repurchases and certain other transactions under our debt agreements, as of December 31, 2021, we had at least $399.8 million of net income and retained earnings free of such restrictions. The declaration and payment of any future dividend is subject to the business judgment of our Board of Directors, taking into consideration our historical and projected results of operations, financial condition, cash flows, capital requirements, covenant compliance, share repurchases, the current economic environment and other factors considered by our Board of Directors to be relevant. These factors are considered each quarter and will be scrutinized as our Board of Directors determines our future dividend policy. There is no guarantee that additional dividends will be declared and paid at any time in the future. See Note 6, "Long-Term Debt," to the accompanying consolidated financial statements for a description of restrictions on the payment of dividends.

Cash Flows

Cash Flows from Operating Activities -Net cash provided by operating activities was approximately $306.3 million, and $281.1 million for 2021 and 2020, respectively. The cash provided by operations for 2021, as compared to 2020, consisted primarily of net income (less non-cash items), a decrease in inventories and an increase in trade accounts payable and other liabilities, offset partially by an increase in receivables and a decrease in notes payable - floor plan - trade. The cash provided by operations for 2020 consisted primarily of net income (less non-cash items), a decrease in receivables and a decrease in inventories, offset partially by a decrease in notes payable – floor plan – trade and a decrease in trade accounts payable and other liabilities.

We arrange our inventory floor plan financing through both manufacturer captive finance companies and a syndicate of manufacturer-affiliated finance companies and commercial banks. Our floor plan financed with manufacturer captives is recorded as trade floor plan liabilities (with the resulting change being reflected as operating cash flows). Our dealerships that obtain floor plan financing from a syndicate of manufacturer-affiliated finance companies and commercial banks record their obligation as non-trade floor plan liabilities (with the resulting change being reflected as financing cash flows).

Due to the presentation differences for changes in trade floor plan financing and non-trade floor plan financing in the consolidated statements of cash flows, decisions made by us to move dealership floor plan financing arrangements from one finance source to another may cause significant variations in operating and financing cash flows without affecting our overall liquidity, working capital or cash flows. Upon entering into the 2021 Floor Plan Facilities in April 2021, the majority of our outstanding floor plan liabilities were reclassified from trade floor plan liabilities to non-trade floor plan liabilities, resulting in a significant reclassification of related floor plan liability cash flows from operating activities to financing activities.

Net cash used in combined trade and non-trade floor plan financing was approximately $55.8 million and $214.8 million for 2021 and 2020, respectively. Accordingly, if all changes in floor plan notes payable were classified as an operating activity, the result would have been net cash provided by operating activities of approximately $745.9 million and $341.9 million for 2021 and 2020, respectively.

Cash Flows from Investing Activities - Net cash used in investing activities during 2021 was approximately $1.3 billion. Net cash used in investing activities during 2020 was approximately $100.2 million. The use of cash during 2021, as compared to 2020, was comprised primarily of purchases of businesses, net of cash acquired, and purchases of land, property and equipment, offset partially by proceeds from the sale of property and equipment and proceeds from the sale franchised dealerships. The use of cash during 2020 was comprised primarily of proceeds from the sale of franchised dealerships and proceeds from the sale of property and equipment, offset by purchases of land, property and equipment. See Note 2, "Business Acquisitions and Dispositions," to the accompanying consolidated financial statements for additional discussion.

The significant components of capital expenditures relate primarily to dealership renovations, the purchase of certain existing dealership facilities which had previously been financed under long-term operating leases, and the purchase and development of new real estate parcels for the relocation of existing dealerships and the construction of EchoPark stores. During 2021 and 2020, we generated net proceeds from mortgage financing (excluding the effects of any refinancing with zero net proceeds) in the amount of approximately $16.5 million and $53.1 million, respectively, to purchase certain existing dealership facilities and to fund certain capital expenditures.

Cash Flows from Financing Activities - Net cash provided by financing activities was approximately $1.1 billion for 2021. Net cash used in financing activities was approximately $39.7 million for 2020. For 2021, cash provided by financing activities was comprised primarily of proceeds from the issuance of the 4.625% Notes and the 4.875% Notes, net borrowings on notes payable - floor plan - non-trade and proceeds from mortgage notes, offset partially by the extinguishment of the 6.125% Notes, repurchases of treasury stock and scheduled principal payments of long-term debt. For 2020, cash used in financing activities was comprised primarily of the repurchases of treasury stock, scheduled principal payments and repayments of long-

60

Rent-to-Sell Business (Construction Segment)



Purchase Equipment into Stock
"Vanilla" Spec Equipment, fits both retail and rental applications
Ordered in bulk to take advantage of manufacturer discounts

CFS Impact:
Inventories
Manufacturers floor plans payable

Hold as Inventory Stock
Subsidized for 4-12 months by holding stock on OEM floorplan

Customer Demand Factors

Note: 60-70% of Heavy Equipment sold out of DORF

Sell as New Equipment

CFS Impact:
Inventories
Manufacturers floor plans payable
Net Income

Transfer to Rental Fleet for Rental Opportunity
"DORF" with OEM for additional discount

CFS Impact:
Manufacturers floor plans payable
Net transfer of assets from inventory to rental fleet (Supplemental Noncash disclosure)

Rent For a Period of Time
Average time in rental fleet before sale: 20 months

CFS Impact:
Net Income
Depreciation

Sell as Rental Equipment
Provides customers with different price points than buying new

CFS Impact:
Net Income
Gain on sale of rental equipment
Proceeds from sale of rental equipment

"DORF" = Dealer Owned Rental Fleet
See also Alta Equipment Group Inc., December 31, 2023 Form 10-K, Page 3 definition of Equipment Rentals





SEC PRESENTATION

Financial Comparisons – Statement of Cash Flows

	2023	2022	2021
OPERATING ACTIVITIES			
Net income (loss)	$ 8.9	$ 9.3	$ (20.8)
Adjustments to reconcile net income to net cash flows used in operating activities:			
Depreciation and amortization	132.6	112.0	95.8
Amortization of debt discount and debt issuance costs	2.0	1.8	2.0
Imputed interest	1.0	0.3	0.2
Loss (gain) on sale of property and equipment	0.2	(0.2)	(0.1)
Gain on sale of rental equipment	(34.4)	(30.1)	(21.6)
Provision for inventory obsolescence	2.2	1.4	0.9
Provision for losses on accounts receivable	7.2	5.0	4.2
Loss on debt extinguishment	—	—	11.9
Change in fair value of derivative instruments	(0.6)	—	—
Stock-based compensation expense	4.3	2.7	1.2
Gain on bargain purchase of business	(1.5)	—	—
Changes in deferred income taxes	(10.1)	(1.2)	3.6
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(16.6)	(34.7)	(40.7)
Inventories	(286.3)	(272.6)	(154.1)
Proceeds from sale of rental equipment	128.9	133.1	144.5
Prepaid expenses and other assets	0.5	(4.1)	(10.7)
Manufacturers floor plans payable	122.5	77.3	(14.6)
Accounts payable, accrued expenses, customer deposits, and other current liabilities	7.3	26.7	30.2
Leases, deferred revenue, net of current portion and other liabilities	(4.3)	(0.7)	(1.2)
Net cash provided by operating activities	**63.8**	**26.0**	**30.7**
INVESTING ACTIVITIES			
Expenditures for rental equipment	(62.2)	(63.9)	(42.3)
Expenditures for property and equipment	(12.4)	(12.8)	(8.1)
Proceeds from sale of property and equipment	0.5	1.2	2.3
Guaranteed purchase obligations expenditures	(3.1)	(0.4)	(1.9)
Expenditures for acquisitions, net of cash acquired	(45.6)	(86.7)	(63.4)
Net cash used in investing activities	**(122.8)**	**(162.6)**	**(113.4)**
FINANCING ACTIVITIES			
Expenditures for debt issuance costs	—	—	(1.7)
Extinguishment of long-term debt	—	—	(153.1)
Proceeds from line of credit and long-term borrowings	379.6	413.2	633.2
Principal payments on line of credit, long-term debt, and finance lease obligations	(288.3)	(298.3)	(386.2)
Proceeds from non-manufacturer floor plan payable	188.4	149.9	105.3
Payments on non-manufacturer floor plan payable	(179.7)	(121.9)	(110.1)
Preferred stock dividends paid	(3.0)	(3.0)	(2.6)
Common stock dividends declared and paid	(7.6)	(3.7)	—
Other financing activities	(2.1)	0.7	(1.0)
Net cash provided by financing activities	**87.3**	**136.9**	**83.8**
Effect of exchange rate changes on cash	—	0.1	—
NET CHANGE IN CASH	**28.3**	**0.4**	**1.1**
Cash, Beginning of year	2.7	2.3	1.2
Cash, End of period	$ 31.0	$ 2.7	$ 2.3
Supplemental schedule of noncash investing and financing activities:			
Noncash asset purchases:			
Net transfer of assets from inventory to rental fleet within property and equipment	$ 180.2	$ 122.9	$ 165.3
Common stock as consideration for business acquisition	6.3	2.7	—
Contingent and non-contingent consideration for business acquisitions	2.0	12.7	0.9
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 53.6	$ 28.0	$ 20.2
Cash paid for income taxes	$ 5.7	$ 1.0	$ —

Adjusted EBITDA – GAAP Reconciliation

ALTG Second Quarter Earnings Presentation, August 7, 2024, Appendix A

($MM)	2021	2022	2023
Net income/(loss) available to common shareholders	$(23.4)	$6.3	$5.9
Depreciation and amortization	95.8	112.0	132.6
Interest expense	24.0	31.8	57.0
Income tax expense/(benefit)	3.6	1.3	(6.4)
EBITDA [1]	**$100.0**	**$151.4**	**$189.1**
Adjustments:			
Transaction costs[1]	2.4	1.2	1.6
Non-cash adjustments[2]	1.0	-	(1.5)
Loss on debt extinguishment[3]	11.9	-	-
Share-based incentives[4]	1.2	2.7	4.3
Other expenses[5]	2.3	2.5	3.3
Preferred stock dividend[6]	2.6	3.0	3.0
Showroom-ready equipment interest expense[7]	(1.4)	(2.7)	(8.4)
Adjusted EBITDA [1]	**$120.0**	**$158.1**	**$191.4**

[1] Non-GAAP Measure
NOTES:
[1] Non-recurring expenses related to corporate development and acquisition activities, including capital raise and debt refinancing activities
[2] Non-cash GAAP based adjustments related to straight-line of rent expenses prior to adoption of ASC Topic 842 Accounting for Leases prior to adoption (2021); Bargain purchase gain on acquisition of Burris Equipment (2023)
[3] Debt extinguishments related to refinancing activities of debt modification in Q2 2021 and Q2 2024
[4] Non-cash equity-based compensation expenses
[5] Other non-recurring expenses inclusive of severance payments, greenfield startup, non-cash adjustments to earnout contingencies, legal and consulting costs
[6] Expenses related to preferred stock dividend payments
[7] Interest expense associated with showroom-ready new equipment interest included in total interest expense above

Economic EBIT – GAAP Reconciliation



ALTG Second Quarter Earnings Presentation, August 7, 2024, Appendix C

($MM)	2021	2022	2023
Net income/(loss) available to common shareholders per GAAP	**$(23.4)**	**$6.3**	**$5.9**
Depreciation and amortization	95.8	112.0	132.6
Interest expense	24.0	31.8	57.0
Income tax expense/(benefit)	3.6	1.3	(6.4)
EBITDA [1]	**$100.0**	**$151.4**	**$189.1**
Adjustments, net	20.0	6.7	2.3
Adjusted EBITDA [1]	**$120.0**	**$158.1**	**$191.4**
Rental equipment gain on sale	(21.6)	(30.1)	(34.4)
Rental net maintenance capex See schedule below	(16.0)	(5.9)	(26.2)
PP&E net capex[1, See schedule below]	(3.8)	(8.3)	(8.5)
Economic EBIT [1]	**$78.6**	**$113.8**	**$122.3**

($MM)	2021	2022	2023
Replacement of rental equipment sold at original cost	$160.5	$139.0	$155.1
(less): Proceeds from sale of rental equipment	(144.5)	(133.1)	(128.9)
Rental net maintenance capex	**$16.0**	**$5.9**	**$26.2**
Expenditures for property and equipment [1]	6.1	9.5	9.0
(less): Proceeds from sale of property and equipment	(2.3)	(1.2)	(0.5)
Total net maintenance capex	**$19.8**	**$14.2**	**$34.7**

[1] Non-GAAP Measure
NOTES:

[1] Excludes growth related extraordinary $2.0MM land purchase in Q4 2021, growth related to extraordinary $3.0MM and $1.1MM hydrogen facility purchase in Q4 2022 and Q1 2023, respectively, and $2.3MM extraordinary construction-in-progress for branch enhancements in Q4 2023

Adj. EBITDA and Economic EBIT – Use by Equity Analysts

SEC PRESENTATION

ALTA EQUIPMENT GROUP

D.A. Davidson & Co.

Material Handling	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24E	4Q24E	2024E	1Q25E	2Q25E	3Q25E	4Q25E	2025E
Core Revenue	$ 152.2	$ 151.1	$ 161.6	$ 177.3	$ 642.2	$ 172.9	$ 175.2	$ 175.3	$ 175.4	$ 698.9	$ 176.0	$ 177.4	$ 177.1	$ 177.2	$ 707.7
Core Growth %	21.2%	11.5%	4.1%	14.9%	14.7%	4.9%	3.6%	4.0%	-2.0%	2.5%	1.0%	1.0%	1.0%	1.0%	1.1%
Acquisition Revenue	$ 12.6	$ 18.0	$ 7.0	$ 1.8	$ 39.4	$ 1.4	$ 0.4	$ -	$ -	$ 1.4	$ -	$ -	$ -	$ -	$ -
Acquisition Growth %	10.0%	13.3%	4.5%	1.1%	7.0%	0.8%	0.2%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Revenue	**$ 164.8**	**$ 169.1**	**$ 168.6**	**$ 179.0**	**$ 681.5**	**$ 174.3**	**$ 175.6**	**$ 175.3**	**$ 175.4**	**$ 700.3**	**$ 176.0**	**$ 177.4**	**$ 177.1**	**$ 177.2**	**$ 707.7**
YOY % Chg	31.2%	24.8%	8.6%	16.0%	21.7%	5.8%	3.8%	4.0%	-2.0%	2.8%	1.0%	1.0%	1.0%	1.0%	1.1%
Segment Operating Income	$ 8.8	$ 7.4	$ 9.5	$ 6.6	$ 32.3	$ 5.6	$ 10.5	$ 10.2	$ 10.2	$ 36.4	$ 6.2	$ 10.6	$ 10.6	$ 10.6	$ 38.1
% Margin	5.3%	4.4%	5.6%	3.7%	4.7%	3.2%	6.0%	5.8%	5.8%	5.2%	3.5%	6.0%	6.0%	6.0%	5.4%
Operating Contribution	9.2%	3.0%	21.8%	2%	6.5%	-33.7%	47.7%	9.9%	-99.8%	22.1%	32.2%	8.1%	26.0%	26.0%	21.8%
% of total sales					36.3%					36.7%					36.4%

Construction	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24E	4Q24E	2024E	1Q25E	2Q25E	3Q25E	4Q25E	2025E
Core Revenue	$ 233.1	$ 281.5	$ 282.0	$ 317.1	$ 1,113.7	$ 239.6	$ 276.1	$ 262.3	$ 305.1	$ 1,083.1	$ 260.7	$ 300.8	$ 295.9	$ 321.5	$ 1,178.9
Core Growth %	13.1%	3.9%	12.9%	17.9%	13.6%	2.8%	-1.9%	-7.0%	-7.0%	-3.7%	2.0%	2.0%	3.0%	3.0%	2.0%
Acquisition Revenue	$ -	$ -	$ -	$ 11.0	$ 11.0	$ 16.0	$ 18.8	$ 25.0	$ 7.0	$ 73.0	$ -	$ -	$ -	$ -	$ -
Acquisition Growth %	0.0%	0.0%	0.0%	4.1%	1.1%	6.9%	6.7%	8.9%	2.1%	6.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Revenue	**$ 233.1**	**$ 281.5**	**$ 282.0**	**$ 328.1**	**$ 1,124.7**	**$ 255.6**	**$ 294.9**	**$ 287.3**	**$ 312.1**	**$ 1,156.1**	**$ 260.7**	**$ 300.8**	**$ 295.9**	**$ 321.5**	**$ 1,178.9**
YOY % Chg	13.1%	3.9%	12.9%	22.0%	14.7%	9.7%	4.8%	1.9%	-4.9%	2.8%	2.0%	2.0%	3.0%	3.0%	2.0%
Segment Operating Income	$ 4.2	$ 12.0	$ 9.2	$ 10.1	$ 35.5	$ (0.6)	$ 6.1	$ 5.7	$ 6.6	$ 17.8	$ -	$ 6.0	$ 7.4	$ 9.6	$ 23.1
% Margin	1.8%	4.3%	3.3%	3.1%	3.2%	-0.2%	2.1%	2.0%	2.1%	1.5%	0.0%	2.0%	2.5%	3.0%	2.0%
Operating Contribution	7.4%	10.5%	-6.5%	-1%	0.5%	-21.3%	-44.0%	-65.7%	22.2%	-56.4%	11.7%	-1.4%	19.2%	33.0%	23.1%
% of total sales					59.9%					60.6%					60.6%

Master Distribution	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24E	4Q24E	2024E	1Q25E	2Q25E	3Q25E	4Q25E	2025E
Implied Core Revenue						$ 12.8	$ 16.7	$ 16.3	$ 15.8	$ 61.6	$ 16.0	$ 17.5	$ 17.1	$ 17.4	$ 68.1
Core Growth %						-52.1%	-22.0%	-10.0%	-10.0%	-26.5%	25.0%	5.0%	5.0%	10.0%	10.4%
Estimated Acquisition Revenue	$ 26.7	$ 21.4	$ 18.1	$ 17.6	$ 83.8	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Acquisition Growth %						0.0%		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Revenue	**$ 26.7**	**$ 21.4**	**$ 18.1**	**$ 17.6**	**$ 83.8**	**$ 12.8**	**$ 16.7**	**$ 16.3**	**$ 15.8**	**$ 61.6**	**$ 16.0**	**$ 17.5**	**$ 17.1**	**$ 17.4**	**$ 68.1**
YOY % Chg								-10.0%	-10.0%	-26.5%	25.0%	5.0%	5.0%	10.0%	10.4%
Segment Operating Income	$ 4.2	$ 2.3	$ 0.7	$ 0.3	$ 7.5	$ (1.1)	$ -	$ (0.2)	$ (0.3)	$ (1.6)	$ (0.2)	$ 0.4	$ 0.3	$ 0.3	$ 0.9
% Margin	15.7%	10.7%	3.9%	1.7%	8.9%	-8.6%	0.0%	-1.0%	-2.0%	-2.6%	-1.0%	2.0%	2.0%	2.0%	1.3%
Operating Contribution	15.7%	10.7%	3.9%	2%	8.9%	38.1%	48.9%	47.7%	35.0%	41.0%	29.4%	42.0%	62.0%	42.0%	38.3%
% of total sales					4.5%					3.2%					3.5%

Other Revenue and Operating Income Allocations	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24E	4Q24E	2024E	1Q25E	2Q25E	3Q25E	4Q25E	2025E
Unallocated Revenue	$ (3.9)	$ (3.6)	$ (2.5)	$ (3.2)	$ (13.2)	$ (1.1)	$ 0.9	$ (2.0)	$ (2.0)	$ (4.2)	$ (2.0)	$ (2.0)	$ (2.0)	$ (2.0)	$ (8.0)
Unallocated Operating Income	$ -	$ -	$ -	$ -	$ -					$ -					$ -
Non-Rental Equipment D&A	$ (5.2)	$ (5.4)	$ (5.4)	$ (6.5)	$ (22.5)	$ (6.9)	$ (7.2)	$ (7.0)	$ (7.0)	$ (28.1)	$ (7.0)	$ (7.0)	$ (7.0)	$ (7.0)	$ (28.0)
Other Unallocated Corporate (Expense) Income	$ (5.1)	$ (5.5)	$ (5.5)	$ (4.8)	$ (20.9)	$ (4.8)	$ (6.3)	$ (6.0)	$ (6.0)	$ (23.1)	$ (6.0)	$ (6.0)	$ (6.0)	$ (6.0)	$ (24.0)

Alta Equipment Group Total	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24E	4Q24E	2024E	1Q25E	2Q25E	3Q25E	4Q25E	2025E
Core Revenue	$ 385.3	$ 432.6	$ 443.6	$ 494.4	$ 1,755.9	$ 425.3	$ 468.0	$ 453.9	$ 496.4	$ 1,843.6	$ 452.8	$ 495.7	$ 490.1	$ 516.1	$ 1,954.6
Core Growth %	16.2%	6.4%	9.5%	15.3%	11.7%	1.1%	-0.1%	-2.6%	-4.8%	-1.8%	2.5%	1.6%	2.8%	2.9%	2.4%
Acquisition Revenue	$ 39.3	$ 39.4	$ 25.1	$ 30.4	$ 134.2	$ 17.4	$ 19.2	$ 25.0	$ 7.0	$ 74.4	$ -	$ -	$ -	$ -	$ -
Acquisition Growth %	11.8%	9.7%	6.2%	7.1%	8.5%	4.1%	4.1%	5.4%	1.3%	4.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Revenue	$ 420.7	$ 468.4	$ 466.2	$ 521.5	$ 1,876.8	$ 441.6	$ 488.1	$ 476.9	$ 501.4	$ 1,908.0	$ 450.8	$ 493.7	$ 488.1	$ 514.1	$ 1,946.6
YOY % Chg	26.8%	15.2%	15.1%	21.7%	19.4%	5.0%	4.2%	2.3%	-3.9%	1.7%	2.1%	1.1%	2.3%	2.5%	2.0%
Operating Income	$ 12.1	$ 16.2	$ 13.9	$ 12.2	$ 54.4	$ (0.9)	$ 10.3	$ 9.8	$ 10.4	$ 29.6	$ 0.0	$ 11.0	$ 12.4	$ 14.6	$ 38.0
% Margin	2.9%	3.5%	3.0%	2.3%	2.9%	-0.2%	2.1%	2.0%	2.1%	1.5%	0.0%	2.2%	2.5%	2.8%	2.0%
Operating Contribution	8.4%	5.2%	0.3%	2.9%	4.5%	-62.2%	-29.9%	-39%	8.9%	-79.6%	9.8%	12.7%	23%	33.2%	21.8%

Economic EBIT & Levered FCF, Pro Forma	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24E	4Q24E	2024E	1Q25E	2Q25E	3Q25E	4Q25E	2025E
TTM Adjusted EBITDA - As Reported	**$ 178.6**	**$ 182.0**	**$ 185.5**	**$ 201.3**		**$ 191.4**	**$ 188.8**								
Alta Gross Profit on Rental Equipment Sales	$ (31.4)	$ (32.2)	$ (31.9)	$ (34.4)		$ (34.4)	$ (35.1)								
Acquisitions Gross Profit on Rental Equipment Sales	$ (0.3)	$ (0.3)	$ -	$ (1.5)		$ (1.0)	$ (0.6)								
Rental Net Maintenance CapEx	$ (9.9)	$ (7.2)	$ (17.4)	$ (26.8)		$ (32.7)	$ (41.6)								
Non-Rental PP&E Maintenance CapEx3	$ (8.6)	$ (8.7)	$ (8.8)	$ (8.5)		$ (9.1)	$ (5.7)								
Acquisitions Rental Net Maintenance CapEx	$ (1.3)	$ (1.3)	$ -	$ (1.3)		$ (0.9)	$ (0.5)								
Acquisitions Non-Rental PP&E Maintenance CapEx	$ (0.3)	$ (0.3)	$ -	$ (0.4)		$ (0.3)	$ (0.1)								
TTM Economic EBIT - As Reported	**$ 126.8**	**$ 132.0**	**$ 127.4**	**$ 128.4**		**$ 113.0**	**$ 105.2**								
Conversion of Adjusted EBITDA	*71%*	*73%*	*69%*	*64%*		*59%*	*56%*								
Cash Interest Expense	$ (38.9)	$ (41.8)	$ (45.7)	$ (46.8)		$ (49.6)	$ (54.3)								
Working Capital Investment	$ (31.9)	$ (37.5)	$ (21.4)	$ (15.8)		$ 0.9	$ (19.5)								
Preferred Dividend	$ (3.0)	$ (3.0)	$ (3.0)	$ (3.0)		$ (3.0)	$ (3.0)								
Advance on Net Maintenance CapEx and Working Capital	$ 24.4	$ 25.1	$ 23.8	$ 29.0		$ 24.7	$ 41.3								
TTM Levered FCF, before Growth Capex	**$ 77.4**	**$ 74.8**	**$ 81.1**	**$ 91.8**		**$ 86.0**	**$ 69.7**								
Conversion of Adjusted EBITDA	*43%*	*41%*	*44%*	*46%*		*45%*	*37%*								

*n.r. indicates figures not reported prior to 2Q21, when ALTG changed its Levered FCF reporting method

DA Davidson Institutional Equity Research, August 12, 2024, Page 5



SEC PRESENTATION

Executive Compensation Performance Measures

ALTA EQUIPMENT GROUP

Alta Equipment Group Schedule 14A Definitive Proxy Statement, Filed April 25, 2024

Performance Measure[1]	Threshold	Target	Maximum	Actual	Payout Percentage[2]
Economic EBIT Yield	10.0%	12.5%	15.0%	15.5%	200%
Adjusted Pre-Tax Net Income (in thousands)	$12,000	$20,000	$28,000	$14,600	65%

(1) Economic EBIT Yield and Adjusted Pre-Tax Net Income are non-GAAP financial measures, information about which can be found in **Appendix A** to this proxy statement. Financial measures calculated for compensation purposes adjust for and remove the influence of any material acquisition activities occurring throughout the period, as targets were established exclusive of merger and acquisition activities.

(2) Weighted payout percentages resulted in 100% for Economic EBIT Yield and 20% for Adjusted Pre-Tax Net Income.

Appendix A

NON-GAAP MEASURES

The Company references certain financial measures in its Compensation Discussion & Analysis that are not measures of financial performance under GAAP and may not be defined and calculated by other companies using the same or similar terminology. Definitions of non-GAAP measures used in this proxy statement and reconciliations to the most comparable GAAP measures are set forth below.

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial measure defined as EBITDA adjusted for certain non-cash, non-recurring, or non-operating expenses, including but not limited to merger and acquisition related costs, restructuring charges, stock compensation expense, and preferred stock dividend expenses reflected in the company's financial statements. These adjustment items are excluded from Adjusted EBITDA internally when evaluating our operating performance and for strategic planning and forecasting purposes and allow investors to make a more meaningful comparison between our core business operating results over different periods of time, as well as with those of other similar companies. Also, Adjusted EBITDA is calculated net of floorplan interest paid on showroom-ready new equipment.

Adjusted Pre-Tax Net Income: Adjusted Pre-Tax Net Income is a non-GAAP financial measure of net income adjusted for certain non-cash, non-recurring, or non-operating expenses, including but not limited to merger and acquisition related costs, restructuring charges and stock compensation expense reflected in the company's financial statements. The financial measure calculated for compensation purposes adjusts for and removes the influence of any material acquisition activities occurring throughout the period, as targets were established exclusive of merger and acquisition activities.

EBITDA: EBITDA is a non-GAAP financial measure representing the sum of net income/ (loss) available to common stockholders, provision for income taxes, interest expense, depreciation of rental equipment and non-rental depreciation and amortization.

Economic EBIT: Economic EBIT is a non-GAAP financial measure is defined as Adjusted EBITDA less gains from rental equipment sales less Net Maintenance Capital Expenditure.

Economic EBIT Yield: Economic EBIT Yield is a non-GAAP financial measure defined as Economic EBIT divided by average Invested Capital. The financial measure calculated for compensation purposes adjusts for and removes the influence of any material acquisition activities occurring throughout the period, as targets were established exclusive of merger and acquisition activities.

Invested Capital: Invested Capital is a non-GAAP financial measure used by management to identify the total investment made by its stockholders, bondholders, and lenders and is further defined as the sum of interest-bearing debt (excluding floor plan payables on new equipment), capital lease obligations, other long-term liabilities, and the book value of equity less cash.

Net Maintenance Capital Expenditure: Net Maintenance Capital Expenditure is a non-GAAP financial measure used by management to identify the net investment made into the company's long-lived assets, primarily its rental fleet. Net Maintenance Capital Expenditure is defined as the sum of total cost of rental fleet sold less the proceeds received from the sale of rental fleet and fixed asset (property, equipment and leasehold improvements) expenditures less proceeds received from the sale of fixed assets.

Proceeds from sale of rental equipment does not distinguish between rent-to-rent or rent-to-sell; treats all rental proceeds the same by definition

Retained Cash Flow – GAAP Reconciliation



ALTG Second Quarter Earnings Presentation, August 7, 2024, Appendix D

($MM)	2021	2022	2023
Net income (loss) per GAAP	$(20.8)	$9.3	$8.9
Adjustments to reconcile net income (loss) to Retained Cash Flow:			
Depreciation and amortization	95.8	112.0	132.6
Amortization of debt discount and debt issuance costs	2.0	1.8	2.0
Imputed interest	0.2	0.3	1.0
Loss (gain) on sale of property and equipment	(0.1)	(0.2)	0.2
Gain on sale of rental equipment	(21.6)	(30.1)	(34.4)
Provision for inventory obsolescence	0.9	1.4	2.2
Provision for losses on accounts receivable	4.2	5.0	7.2
Loss on debt extinguishment	11.9	-	-
Change in fair value of derivative instruments	-	-	(0.6)
Stock-based compensation expense	1.2	2.7	4.3
Gain on bargain purchase of business	-	-	(1.5)
Changes in deferred income taxes	3.6	(1.2)	(10.1)
Funds from operations [1]	**$77.3**	**$101.0**	**$111.8**
(less): Preferred stock dividends	(2.6)	(3.0)	(3.0)
(less): Common stock dividends	-	(3.7)	(7.6)
Retained cash flow [1]	**$74.7**	**$94.3**	**$101.2**

[1] Non-GAAP Measure

Retained Cash Flow – Credit Rating Agencies

ALTA EQUIPMENT GROUP

MOODY'S INVESTORS SERVICE | **CORPORATES**

Key indicators

Exhibit 2
Alta Equipment Group Inc.

(In $ millions)	2018	2019	2020	2021	2022	LTM Sep-23	2024F	2025F
Revenue	413.0	557.4	873.6	1,212.8	1,571.8	1,783.9	1,969.1	2,067.5
EBITA	17.0	(13.9)	6.3	26.9	57.3	68.7	72.0	86.0
Operating Margin %	3.9%	2.2%	-0.6%	1.9%	3.2%	3.2%	3.4%	4.0%
Return on Invested Capital	11.0%	5.8%	0.0%	2.6%	6.0%	7.0%	7.5%	9.4%
Debt / EBITDA	2.2x	5.5x	4.6x	4.0x	3.9x	4.0x	3.5x	3.2x
EBITA / Interest Expense	1.1x	-0.7x	0.2x	0.9x	1.4x	1.2x	1.0x	1.2x
RCF / Debt	39.6%	25.3%	12.7%	15.9%	14.8%	13.4%	15.1%	17.9%

All figures are based on adjusted financial data and incorporate Moody's Global Standard Adjustments for Non-Financial Corporations.
Periods are fiscal year-end unless indicated. LTM = Last 12 months.
Moody's forecasts are Moody's opinion and do not represent the views of the issuer.
Source: Moody's Financial Metrics™ and Moody's Investors Service forecasts

Funds from Operations
- Preferred Dividends
- Common Dividends
- Minority Dividends
Retained Cash Flow (RCF)

OPERATING ACTIVITIES
Net Income
Depreciation & Amortization
Deferred Income Taxes
Other Non-Cash Items
Other Operating Cash Flow
Funds from Operations

*Funds from Operations, the key input to Moody's RCF formula, represent the Operating Activities of the Company BEFORE changes in working capital items, definitionally excluding Inventories and Proceeds from sale of rental equipment

Adj. EBITDA less Unfinanced CapEx

ABL FIRST LIEN CREDIT AGREEMENT
between
Alta Equipment Group, Inc.
and
JPMORGAN CHASE BANK, N.A.
as Administrative Agent

"Fixed Charge Coverage Ratio" means, as of any date, the ratio of (a) Consolidated EBITDA, minus, Capital Expenditures, to (b) Fixed Charges, all as calculated for the four consecutive Fiscal Quarters then ending on a consolidated basis for Alta Group and its Subsidiaries, and subject to Section 1.08.

"Capital Expenditures" means, without duplication, any expenditure or commitment to expend money for any purchase or other acquisition of any asset which would be classified as a fixed or capital asset, including without limitation leasehold improvements, but excluding new, used or parts inventory, on a consolidated balance sheet of Alta Group and its Subsidiaries prepared in accordance with GAAP. For purposes of calculating the Fixed Charge Coverage Ratio, such expenditures will be reduced by the sum of (a) the Net Cash Proceeds received with respect to any sale of any fixed or capital assets (excluding new, used, and parts inventory) net of any gain recognized in connection with such sale and (b) any piece of rental equipment financed via either Loans, Floor Plan Loans or any other floorplan line (up to the value advanced on such asset thereunder), in each case (both clauses (a) and (b)) as determined by the Administrative Agent in its Permitted Discretion.

Proceeds from sale of rental equipment does not distinguish between rent-to-rent or rent-to-sell; treats all rental proceeds the same by definition

ROLLING TTM FCC (MMs)	TTM Q42022	TTM Q12023	TTM Q22023	TTM Q32023	TTM Q42023
EBITDA	151,350	163,467	172,299	178,976	189,136
EBITDA Adjustments	9,376	9,114	10,392	12,202	10,765
Adj. EBITDA - YIT	5,483	3,133	783	-	-
Adj. EBITDA - Ecoverse	8,417	5,892	3,367	842	-
Adj. EBITDA - M&G	667	733	533	333	133
Adj. EBITDA - Burris	958	2,108	3,258	4,408	3,642
Adj. EBITDA - AULT	1,250	3,125	5,000	6,875	6,250
Total Adjustments	26,151	24,106	23,334	24,660	20,790
Adj. EBITDA	177,501	187,572	195,633	203,636	209,926
Gross IE Fleet Capex - Alta	(31,222)	(35,092)	(35,912)	(40,047)	(39,228)
Gross CE Fleet Capex - Alta	(138,238)	(147,645)	(160,921)	(181,224)	(190,762)
Gross IE Fleet Capex - YIT	(2,193)	(1,253)	(313)	-	-
Gross CE Fleet Capex - Ecoverse	-	-	-	-	-
Gross CE Fleet Capex - M&G	(83)	(92)	(67)	(42)	(17)
Gross CE Fleet Capex - Burris	(208)	(458)	(708)	(958)	(792)
Gross CE Fleet Capex - AULT	(100)	(250)	(400)	(550)	(500)
Total Gross Capex	(172,045)	(184,790)	(198,322)	(222,820)	(231,298)
Less: Proceeds from Fleet Sales, net of gain - Alta	103,000	90,000	86,700	86,900	94,500
Less: NBV Proceeds from Fleet Sales - YIT	-	-	-	-	-
Less: NBV Proceeds from Fleet Sales - Ecoverse	-	-	-	-	-
Less: NBV Proceeds from Fleet Sales - M&G	-	-	-	-	-
Less: NBV Proceeds from Fleet Sales - Burris	-	-	-	-	-
Less: NBV Proceeds from Fleet Sales - AULT	-	-	-	-	-
Total Proceeds from Fleet Sales, net of gain	103,000	90,000	86,700	86,900	94,500
Net Gross Capex	(69,045)	(94,790)	(111,622)	(135,920)	(136,798)
Financed Gross Capex (76.1% of Above)	52,543	72,136	84,944	103,435	104,103
Unfinanced Gross Fleet Capex	(16,502)	(22,655)	(26,678)	(32,485)	(32,695)
Plus: Non Fleet FA Capex - Alta	(11,600)	(13,006)	(13,808)	(13,986)	(12,434)
Plus: Non Fleet FA Capex - YIT	(525)	(300)	(75)	-	-
Plus: Non Fleet FA Capex - Ecoverse	-	-	-	-	-
Plus: Non Fleet FA Capex - M&G	(83)	(92)	(67)	(42)	(17)
Plus: Non Fleet FA Capex - Burris	(63)	(138)	(213)	(288)	(238)
Plus: Non Fleet FA Capex - AULT	(33)	(83)	(133)	(183)	(167)
Total Non Fleet FA Capex	(12,304)	(13,619)	(14,296)	(14,498)	(12,855)
Total Unfinanced Capex	(28,806)	(36,273)	(40,973)	(46,983)	(45,550)
Adj. EBITDA less Unfinanced CapEx	148,695	151,299	154,660	156,653	164,376
Less: Cash Taxes	(1,000)	(2,625)	(3,604)	(4,513)	(5,698)
Less: PF Cash Interest (Non FP)	(26,019)	(30,241)	(35,662)	(40,605)	(44,962)
Less: PF Cash Interest (FP)	(3,612)	(5,042)	(6,411)	(7,943)	(9,128)
Less: PF Scheduled Debt Payments (Non FP)	(3,297)	(3,659)	(4,105)	(4,659)	(5,706)
Less: Dividends/Buybacks	(6,777)	(8,658)	(10,538)	(10,546)	(10,505)
Less: FP Curtailments	(4,868)	(6,346)	(8,695)	(11,463)	(15,722)
Total Fixed Charges	(45,574)	(56,571)	(69,016)	(79,729)	(91,722)
Cash Flow after Fixed Charges ($)	103,122	94,728	85,644	76,924	72,654
Fixed Charge Coverage (x) - TTM	3.3x	2.7x	2.2x	2.0x	1.8x

SEC PRESENTATION

Proposed Reclass Impact Matrix

	Analysts/Guidance	Analysts/Executive Comp	Credit Rating Agencies	1st Lien Lender: JPM	Earnings Presentation	Cashflow Statement
Impacted by Reclass?	NO	NO	NO	NO	NO	YES
	Adjusted EBITDA	Economic EBIT	Retained Cash Flow	Adjusted EBITDA less Unfinanced CapEx	FCFFO	Operating Activities Plus Transfers
2021 Amount	120.0	78.6	74.7	107.8	21.4	196.0
2021 Adjustment Amt	n/a	n/a	n/a	n/a	n/a	6.6
[redacted]						
2022 Amount	158.1	113.8	94.3	146.1	29.8	148.9
2022 Adjustment Amt	n/a	n/a	n/a	n/a	n/a	7.5
[redacted]						
2023 Amount	191.4	122.3	101.2	164.4	40.7	244.0
2023 Adjustment Amt	n/a	n/a	n/a	n/a	n/a	5.4
[redacted]						

[1] Alta Equipment Group, Inc. Earnings Presentation
[2] Alta Equipment Group, Inc. Form 14A Definitive Proxy Statement
[3] ABL First Lien Credit Agreement between Alta Equipment Group, Inc. and JPMorgan Chase Bank, N.A.
[4] Alta Equipment Group, Inc. Earnings Presentation Appendix B; Nominal amounts impacted by financing decisions
[5] Alta Equipment Group, Inc. Form 10-K, Consolidated Statement of Cash Flows, see following slide for detail

Proposed Reclass Impact – Adjusted Operating Cash Flows

Consolidated Statement of Cash Flows	31-Dec-23			
	As Reported	Adjustment	As Revised	% Change
Operating Activities:				
Changes in assets and liabilities, net of acquisitions:				
Proceeds from sale of rental equipment	128.9	-5.4	123.5	-4.4%
Net cash provided by operating activities	**63.8**	**-5.4**	**58.4**	**-9.2%**
Non-cash transfers	180.2		180.2	
Adjusted Net cash provided by operating activities (adjusted for non-cash transfers)	**244.0**	**-5.4**	**238.6**	**-2.3%**

Consolidated Statement of Cash Flows	31-Dec-22			
	As Reported	Adjustment	As Revised	% Change
Operating Activities:				
Changes in assets and liabilities, net of acquisitions:				
Proceeds from sale of rental equipment	133.1	-7.5	125.6	-6.0%
Net cash provided by operating activities	**26.0**	**-7.5**	**18.5**	**-40.5%**
Non-cash transfers	122.9		122.9	
Adjusted Net cash provided by operating activities (adjusted for non-cash transfers)	**148.9**	**-7.5**	**141.4**	**-5.3%**

Consolidated Statement of Cash Flows	31-Dec-21			
	As Reported	Adjustment	As Revised	% Change
Operating Activities:				
Changes in assets and liabilities, net of acquisitions:				
Proceeds from sale of rental equipment	144.5	-6.6	137.9	-4.8%
Net cash provided by operating activities	**30.7**	**-6.6**	**24.1**	**-27.4%**
Non-cash transfers	165.3		165.3	
Adjusted Net cash provided by operating activities (adjusted for non-cash transfers)	**196.0**	**-6.6**	**189.4**	**-3.5%**

SEC.gov | Assessing Materiality: Focusing on the Reasonable Investor When Evaluating Errors

SEC.gov | The Statement of Cash Flows: Improving the Quality of Cash Flow Information Provided to Investors

ASC Topic 230 Statement of Cash Flows

      ASC 230-10-45-22 through ASC 230-10-45-22A

      ASC 230-10-50-3 through ASC 230-10-50-4

2005 AICPA National Conference on Current SEC and PCAOB Developments

Deloitte Roadmap – Statement of Cash Flows